UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

Commission File Number: 0-25668
                       --------
(Check One):  [X] Form 10-K and Form 10-KSB   [ ] Form 10-Q and Form 10-QSB
              [ ] Form 20-F  [ ] Form 11-K    [ ] Form N-SAR

For Period Ended:  June 30, 2001
                 ---------------
[ ] Transition Report on Form 10-K    [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K    [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                            Global Technologies, Ltd.
                            -------------------------
                             Full Name of Registrant


                            -------------------------
                            Former Name if Applicable

                 The Belgravia, 1811 Chestnut Street, Suite 120
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                             Philadelphia, PA 19103
                            -------------------------
                            City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

     The Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2001 (the "Annual Report") cannot be filed within the prescribed time period without unreasonable effort and expense for the following reasons:

     The Company has been experiencing liquidity issues since the beginning of fiscal year 2001. These liquidity issues have resulted in the Company incurring significant past due payables with its auditors here in the United States and its outside accountants abroad.

     On September 14, 2001, the Company was able to bring the level of its past due payables to its domestic auditors to a level that allowed the auditors to begin work on the annual audit necessary for the Annual Report. On September 17, 2001 (11 days before the Annual Report is due to be filed), the domestic auditors began the audit process.

     The Company was also able to become sufficiently current with its overseas accountants only recently, such that they are now willing to prepare the financial statements for the Company's overseas subsidiaries. The Company's overseas outside accountants are currently working to get these financial statements compiled so that they may be consolidated and audited.

     The Company's financial inability to get its outside accountants and auditors started on the annual audit in preparation of the Annual Report have caused the Company to be unable to file the Annual Report within the prescribed time period. Despite these difficulties, the Company and its auditors are working diligently to complete the Annual Report in a timely manner, and the Company will file the Annual Report no later than the 15th calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           S. Lance Silver, Esq.         (215)             972-8191
           -------------------------------------------------------------
           (Name)                     (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed. If answer is no,
     identify report(s).                                          [X] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                                  [X] YES [ ] NO

If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Similar to the past fiscal year, the Company expects that its results of operations for this fiscal year will reflect a significant net loss. While the net loss for this fiscal year is not expected to be significantly greater than last fiscal year's net loss, the components and reporting are expected to vary extensively because of the cessation of much of the Company's operations by the end of the first quarter of fiscal 2001. While the Company anticipates that its results of operations for fiscal 2001 will reflect income from sales of investment securities, it also anticipates that any such income will be offset by charges resulting from write-downs related to reductions in value of equipment held for sale and investment securities. The cessation of operations and write-downs require analysis and evaluation by our auditors, who, as explained above, were unable to begin the audit process until September 17, 2001 as a result of the Company's financial constraints. Thus, at this time, a reasonable estimate of results cannot be made.

                           Global Technologies, Ltd.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 28, 2001                    By: /s/ Irwin L. Gross
                                               ---------------------------------